UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.1) *

Kadmon Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
48283N106
(CUSIP Number)
October 10, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

*This amendment to the Initial Schedule 13G filed with the Securities and Exchange Commission on October 10, 2017, is being filed to correct the original formatting error and an error on the Type of Reporting Person.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	48283N106

1	Names of Reporting Persons
Puissance Cross-Border Opportunities IV LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [X] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
4,500,000
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
4,500,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,500,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.93%
12	Type of Reporting Person (See Instructions)
OO

SCHEDULE 13G

CUSIP No.	48283N106

1	Names of Reporting Persons
Puissance Capital Fund (GP) LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [X] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
4,500,000
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
4,500,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,500,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.93%
12	Type of Reporting Person (See Instructions)
OO

SCHEDULE 13G

CUSIP No.	48283N106

1	Names of Reporting Persons
Puissance Capital Management LP
2	Check the appropriate box if a member of a Group (see instructions)
(a) [X] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
4,500,000
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
4,500,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,500,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.93%
12	Type of Reporting Person (See Instructions)
IA, PN

SCHEDULE 13G

CUSIP No.	48283N106

1	Names of Reporting Persons
Puissance Capital Management (GP) LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [X] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
4,500,000
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
4,500,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,500,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.93%
12	Type of Reporting Person (See Instructions)
OO

SCHEDULE 13G

CUSIP No.	48283N106

1	Names of Reporting Persons
Theodore Wang
2	Check the appropriate box if a member of a Group (see instructions)
(a) [X] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
4,500,000
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
4,500,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,500,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.93%
12	Type of Reporting Person (See Instructions)
IN, HC

Item 1.

(a) Name of Issuer:

Kadmon Holdings, Inc.

(b) Address of Issuer's Principal Executive Offices:

450 East 29th Street, New York, NY 10016

Item 2.

(a) Name of Person Filing:

The persons filing this statement are Puissance Cross-Border Opportunities IV LLC, a limited liability company registered in the Cayman Islands ("Puissance Cross-Border Opportunities IV"), Puissance Capital Fund (GP) LLC, a Delaware limited liability company ("Puissance GP"), Puissance Capital Management LP, a Delaware limited partnership ("Puissance Capital Management"), Puissance Capital Management (GP) LLC, a Delaware limited liability company ("Puissance Capital Management GP") and Theodore Wang, a United States citizen ("Mr. Wang" and collectively with Puissance Cross-Border Opportunities IV, Puissance GP, Puissance Capital Management and Puissance Capital Management GP, the "Reporting Persons").

(b) Address of Principal Business Office or, if None, Residence:

The business address for each of the Reporting Persons is 950 Third Avenue, 25th Floor, New York, NY 10022.

(c) Citizenship:

See subsection (a) of this Item 2

(d) Title and Class of Securities:

Common Stock

(e) CUSIP No.:

48283N106

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Act;

(b) [_] Bank as defined in Section 3(a)(6) of the Act;

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___

Item 4. Ownership

(a) Amount Beneficially Owned:

As of the date hereof, Puissance Cross-Border Opportunities IV may be deemed to be the beneficial owner of 4,500,000 shares of Common Stock, representing approximately 5.93%(1) of the total issued and outstanding shares of Common Stock. Puissance Cross-Border Opportunities IV has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 4,500,000 shares of Common Stock. Puissance Cross-Border Opportunities IV has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 4,500,000 shares of Common Stock.

As of the date hereof, Puissance GP may be deemed to be the beneficial owner of 4,500,000 shares of Common Stock, representing approximately 5.93%(1) of the total issued and outstanding shares of Common Stock. Puissance GP has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 4,500,000 shares of Common Stock. Puissance GP has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 4,500,000 shares of Common Stock.

As of the date hereof, Puissance Capital Management may be deemed to be the beneficial owner of 4,500,000 shares of Common Stock, representing approximately 5.93%(1) of the total issued and outstanding shares of Common Stock. Puissance Capital Management has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 4,500,000 shares of Common Stock. Puissance Capital Management has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 4,500,000 shares of Common Stock.

As of the date hereof, Puissance Capital Management GP may be deemed to be the beneficial owner of 4,500,000 shares of Common Stock, representing approximately 5.93%(1) of the total issued and outstanding shares of Common Stock. Puissance Capital Management GP has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 4,500,000 shares of Common Stock. Puissance Capital Management GP has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 4,500,000 shares of Common Stock.

As of the date hereof, Mr. Wang may be deemed to be the beneficial owner of 4,500,000 shares of Common Stock, representing approximately 5.93%(1) of the total issued and outstanding shares of Common Stock. Mr. Wang has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 4,500,000 shares of Common Stock. Mr. Wang has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 4,500,000 shares of Common Stock.

(1) Based on 75,846,521 shares of Common Stock outstanding as of October 10, 2017, based on the Current Report on Form 8-K filed by the Issuer on September 28, 2017.

(b) Percent of Class:

See subsection (a) of this Item 4

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:

(iv) Shared power to dispose or to direct the disposition of:

See subsection (a) of this Item 4

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8. Identification and classification of members of the group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: October 10, 2017

Puissance Cross-Border Opportunities IV LLC*

By: Puissance Capital Fund (GP) LLC,

its managing member

By: /s/ Theodore Wang

Name: Theodore Wang

Title: Managing Member

Puissance Capital Fund (GP) LLC*

By: /s/ Theodore Wang

Name: Theodore Wang

Title: Managing Member

Puissance Capital Management LP*

By: Puissance Capital Management (GP) LLC,

its general partner

By: /s/ Theodore Wang

Name: Theodore Wang

Title: Managing Member

Puissance Capital Management (GP) LLC*

By: /s/ Theodore Wang

Name: Theodore Wang

Title: Managing Member

/s/ Theodore Wang

Theodore Wang*

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.